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                             December 16, 2022

       Haggai Alon
       Chief Executive Officer
       Empatan Public Limited Company
       Mespil Business Centre
       Mespil House, Sussex Road
       Dublin 4, Ireland

                                                        Re: Empatan Public
Limited Company
                                                            Amendment No. 3 to
Registration Statement on Form F-4
                                                            Filed November 29,
2022
                                                            File No. 333-267301

       Dear Haggai Alon:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-4 Filed November 29, 2022

       Security Matters Limited
       Consolidated Financial Statements, page F-50

   1. Your disclosure on page F-50 states you are listed on the Australian Stock Exchange. Tell us your reporting
obligations as a part of being listed on this Exchange. If applicable, please include the more
current financial statements in your filing. Refer to Item 8.A.5 of
                                                        Form 20-F.
 Haggai Alon
FirstName LastNameHaggai   Alon
Empatan Public  Limited Company
Comapany16,
December  NameEmpatan
              2022       Public Limited Company
December
Page 2    16, 2022 Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Intangible assets
Note 2 - Significant Accounting Policies, page F-69

2. We have reviewed your expanded disclosures in response to prior comment 12. Your expanded disclosures state, "expenditures on internally developed products are mainly employee salaries and legal fees for filing of patents." Further, your disclosure indicates that your capitalized development activities focus on three disclosed activities. Your disclosure in Note 4 on page F-51 also discloses various items in your intangible assets balance. Please expand your reconciliation table in Note 7 on page F-76 to distinguish between the classes of intangible assets included in the balance. Refer to IAS 38.118. In addition, we repeat our prior comment to consider revising your Critical Accounting
         Policies and Estimates disclosures on page 254 to address the subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff
Attorney, at (202) 551-4438 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Julie Rizzo